Exhibit 99.8

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
www.deloitte.ca

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS’ CONSENT

We consent to the use of our reports dated February 9, 2005, appearing in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2004.

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
February 9, 2005

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders, dated February 9, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the recognition of revenue for operating leases and its method of depreciating certain assets to conform to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook recommendations Section 1100, ‘Generally Accepted Accounting Principles’. Also, as discussed in Note 2, the Company adopted CICA Handbook recommendation Section 3063, ‘Impairment of Long-Lived Assets’ in connection with the recognition, measurement and disclosure of the impairment of long-lived assets; CICA Handbook recommendation Section 3110, ‘Asset Retirement Obligations’ in connection with the recognition and remeasurement of obligations associated with the retirement of a tangible long-lived asset; Accounting Standards Board Accounting Guideline 13, ‘Hedging Relationships’ in connection with the designation of hedging relationships for the purposes of applying hedge accounting; and CICA Emerging Issues Committee Abstract 140, ‘Accounting for Operating Leases Acquired in Either an Asset Acquisition or Business Combination’ in connection with the allocation of the purchase price of operating leases to intangible assets. Our report to the shareholders of the Company dated February 9, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants
Toronto, Ontario, Canada
February 9, 2005